                                                                       Conformed

                          DATED AS OF FEBRUARY 20, 1992

                      BANK OF MONTREAL - BANQUE DE MONTREAL

                                       AND

                 THE ROYAL TRUST COMPANY - COMPAGNIE TRUST ROYAL

                                     TRUSTEE

                     FOURTEENTH SUPPLEMENTAL TRUST INDENTURE

                                                                       Conformed

                          DATED AS OF FEBRUARY 20, 1992

                      BANK OF MONTREAL - BANQUE DE MONTREAL

                                       AND

                THE ROYAL TRUST COMPANY - COMPAGNIE TRUST ROYAL

                                     TRUSTEE

                    FOURTEENTH SUPPLEMENTAL TRUST INDENTURE

                                TABLE OF CONTENTS

Section                                                                     Page
-------                                                                     ----
          Recitals ......................................................     1

                                   ARTICLE ONE

                                 INTERPRETATION

1.01      Part of Original Trust Indenture ..............................     2
1.02      Definitions ...................................................     2

                                   ARTICLE TWO

                          ISSUE OF SERIES 16 DEBENTURES

2.01      Limit of Issue and Designation ................................     2
2.02      Form and Terms of Series 16 Debentures ........................     3
2.03      Interest ......................................................     3
2.04      Issue of Series 16 Debentures .................................     3

                                  ARTICLE THREE

                 REDEMPTION AND PURCHASE OF SERIES 16 DEBENTURES

3.01      Restriction on Redemption .....................................     3
3.02      Redemption of Series 16 Debentures ............................     3
3.03      Places of Payment .............................................     4
3.04      Notice of Redemption ..........................................     4
3.05      Payment of Redemption Price ...................................     4
3.06      Purchase of Series 16 Debentures ..............................     4
3.07      Cancellation of Series 16 Debentures ..........................     4

                                  ARTICLE FOUR

                          FORM OF SERIES 16 DEBENTURES

4.01      Form of Series 16 Debentures ..................................     4

                                  ARTICLE FIVE

                                    EXECUTION

5.01      Acceptance of Trust ...........................................    12
5.02      Counterparts and Formal Date ..................................    12

     THIS FOURTEENTH SUPPLEMENTAL TRUST INDENTURE made as of February 20, 1992.

 BETWEEN

          BANK OF MONTREAL - BANQUE DE MONTREAL, a Canadian chartered bank (hereinafter called the "Bank"),

                                                              OF THE FIRST PART,

          -and-

          THE ROYAL TRUST COMPANY - COMPAGNIE TRUST ROYAL, a trust company incorporated under the laws of the Province of Quebec (hereinafter called the "Trustee"),

                                                             OF THE SECOND PART,

     WHEREAS under an indenture made as of February 1, 1978 between the Bank and the Trustee (the "Original Trust Indenture") the creation and issue of Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by the Original Trust Indenture and indentures supplemental thereto the Bank has issued twelve series of Debentures and provided for the issue of one other series of Debentures in exchange for one such series;

     AND WHEREAS by an indenture made as of April 26, 1984 between the Bank and the Trustee, the Bank provided for the creation and issue of $250,000,000 principal amount in lawful money of the United States of America of Debentures designated "Floating Rate Debentures, Series 9, Due 1996";

     AND WHEREAS by an indenture made as of July 23, 1986 between the Bank and the Trustee, the Bank provided for the creation and issue of $250,000,000 principal amount in lawful money of the United States of America of Debentures designated "Floating Rate Debentures, Series 10, Due 1998";

     AND WHEREAS pursuant to the provisions of the Original Trust indenture and, in particular, section 2.07 thereof, the directors of the Bank have authorized the creation and issue of additional Debentures thereunder upon the terms set forth in this Fourteenth Supplemental Trust Indenture;

     AND WHEREAS all things necessary have been done and performed to authorize the execution of this Fourteenth Supplemenal Trust Indenture, to make the same effective and binding upon the Bank and to make the additional Debentures when certified by the Trustee and issued as provided in this Fourteenth Supplemental Trust Indenture valid, binding and legal obligations of the Bank with the benefits and subject to the terms of the Original Trust Indenture and this Fourteenth Supplemental Trust Indenture.

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows :

                                   ARTICLE ONE

                                 INTERPRETATION

     SECTION 1.01. Part of Original Trust Indenture. The Original Trust Indenture is part of this Fourteenth Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein ; and in this Fourteenth Supplemental Trust Indenture, unless there is something in the subject matter or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expressions in the Original Trust Indenture.

     SECTION 1.02. Definitions. In this Fourteenth Supplemental Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

     "10% Debentures, Series 16, Due 2017" and "Series 16 Debentures" means the $100,000,000 aggregate principal amount of 10% Debentures, Series 16, Due 2017 referred to in section 2.01 hereof including Debentures issued in substitution for any such Debentures ;

     "Business Day" shall mean a day on which banks are open for business in Toronto and which is not a Saturday or a Sunday; and

     "Canada Yield Price" shall mean the price (as determined by two Canadian investment dealers, one of which shall be Nesbitt Thomson Inc., or its successors or an affiliate, and the other shall be an independent investment dealer acceptable to the Trustee and the Bank) calculated to provide a semi-annual yield from the date fixed for the redemption for the Series 16 Debentures to February 20, 2017, equal to the "Government of Canada Yield", as at the Business Day immediately preceding the date of the notice of redemption, plus 0.50%, compounded semi-annually. The Government of Canada Yield shall be the then current applicable semi-annual interest rate for an assumed new issue of non-callable Government of Canada bonds priced at par, denominated in Canadian dollars, issued in Canada, and having a maturity date approximately equal to that of the Series 16 Debentures.

                                   ARTICLE TWO

                          ISSUE OF SERIES 16 DEBENTURES

     SECTION 2.01. Limit of Issue and Designation. A series of debentures is hereby created and authorized to be issued pursuant to the Original Trust Indenture consisting of and limited to $100,000,000 principal amount in lawful money of Canada and hereby designated "10% Debentures, Series 16, Due 2017".

     SECTION 2.02. Form and Terms of Series 16 Debentures.

     (1) The Series 16 Debentures shall be issued as fully registered Debentures only without coupons in multiples of $100; shall be substantially in the form set out in Article Four hereof with such appropriate insertions, omissions, substitutions and variations as the Bank may authorize and the Trustee may assent to; shall be in both the English and French languages; and shall bear such distinguishing letters and numbers as the Trustee may approve.

     (2) The Series 16 Debentures shall be dated February 20, 1992 and shall mature on February 20, 2017.

     (3) The principal of the Series 16 Debentures shall be payable in lawful money of Canada at any branch in Canada of the Bank, at the option of the respective holders of the Series 16 Debentures, against surrender thereof. Interest on the Series 16 Debentures will be payable in lawful money of Canada by cheque drawn on the Bank and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest on bank debentures. If the day on which the principal or any interest on the Series 16 Debentures falls due is not a Business Day then the holder shall not be entitled to payment until the next Business Day nor to any further interest or other sums in respect of such delayed payment.

     SECTION 2.03. Interest.

     The Series 16 Debentures will bear interest at the rate of 10% per annum from February 20, 1992 payable annually in arrears on February 20 in each year, with overdue interest, if any, at the same rate. The first payment of interest will be made on February 20, 1993 and will represent interest from the date of issue.

     SECTION 2.04. Issue of Series 16 Debentures. The Series 16 Debentures, in interim or definitive form, to the aggregate principal amount of $100,000,000, may forthwith be executed by the Bank and certified by or on behalf of the Trustee and delivered by it to or upon the written order of the Bank, without the Trustee receiving any consideration therefor.

                                  ARTICLE THREE

                 REDEMPTION AND PURCHASE OF SERIES 16 DEBENTURES

     SECTION 3.01. Restriction on Redemption. The Bank shall not redeem. Series 16 Debentures for any purpose at any time prior to February 20, 2012.

     SECTION 3.02. Redemption of Series 16 Debentures. The Bank, with the prior approval of the Superintendent of Financial Institutions, shall have the right, at its option, to redeem Series 16 Debentures for the time being outstanding, in whole but not in part, on or after February 20, 2012 at the greater of 100% of the principal amount thereof or the Canada Yield Price, plus accrued and unpaid interest to the date fixed for redemption.

     SECTION 3.03. Places of Payment. The redemption price shall be payable upon presentation and surrender of the Series 16 Debentures at any of the places where the principal of such Series 16 Debentures is expressed to be payable and at such other places (if any) as may be specified in the notice of redemption.

     SECTION 3.04. Notice of Redemption. Notice of redemption of the Series 16 Debentures shall be given to the holders of the Series 16 Debentures, not more than 60 days nor less than 30 days prior to the date fixed for redemption, in the manner provided in Article Twelve of the Original Trust Indenture. Every such notice shall specify the aggregate principal amount of Series 16 Debentures called for redemption, the redemption date, the redemption price and the places of payment and shall state that interest upon the principal amount of Series 16 Debentures called for redemption shall cease to be payable from and after the redemption date.

     SECTION 3.05. Payment of Redemption Price. Upon notice being given as aforesaid, the principal amount of the Series 16 Debentures shall be and become due and payable at the redemption price, on the redemption date specified in such notice and with the same effect as if it were the date of maturity and, from and after such redemption date, interest upon the principal amounts so becoming due and payable, other than interest thereon which accrues or has accrued prior to such redemption date, shall cease unless payment of the redemption price shall not be made on presentation for surrender of the Series 16 Debentures at any of the places specified in Section 3.03 on or after the redemption date and prior to the setting aside of the redemption price pursuant to Article Seven of the Original Trust Indenture.

     SECTION 3.06. Purchase of Series 16 Debentures. The Bank, with the prior approval of the Superintendent of Financial Institutions, shall have the right only after February 20, 1997 to purchase Series 16 Debentures in the market, by tender or by private contract at any price.

     SECTION 3.07. Cancellation of Series 16 Debentures. All Series 16 Debentures redeemed or purchased by the Bank under the provisions of this Article shall be forthwith delivered to and cancelled by the Trustee and shall not be reissued or resold unless permitted by applicable law and with the prior consent of the Superintendent of Financial Institutions.

                                  ARTICLE FOUR

                          FORM OF SERIES 16 DEBENTURES

     SECTION 4.01. Form of Series 16 Debentures. The following is the form of Series 16 Debentures referred to in section 2.02:

                                  ENGLISH TEXT

             THIS IS NOT A DEPOSIT INSURED UNDER THE CANADA DEPOSIT
                            INSURANCE CORPORATION ACT

NO. 16R                                                             $___________

                                BANK OF MONTREAL
                     (Incorporated under the laws of Canada)

                       10% DEBENTURE, SERIES 16, DUE 2017

     BANK OF MONTREAL (the "Bank"), for value received, hereby acknowledges itself indebted and promises to pay to or registered assigns on February 20, 2017 the principal sum of
                                           DOLLARS ($_______________________) in
lawful money of Canada at any branch in Canada of the Bank at the holder's option and until payment of the said principal sum to pay interest thereon from the date hereof, or from the last interest payment date to which interest shall have been paid or made available for payment on the Series 16 Debentures, whichever is the later, at the same places in like money at the rate of 10% per annum, with overdue interest, if any, at the same rate, annually in arrears on February 20 in each year. The first payment of interest will be on February 20,1993, and will represent interest from the date of issue.

     As the interest matures, the Bank (except in case of payment at maturity, in which case payment of interest may, at the option of the Bank, be made upon surrender of this Debenture) shall forward to the registered address of the holder hereof by prepaid mail, prior to the applicable interest payment date, a cheque for such interest drawn on the Bank and payable at any branch in Canada of the Bank at the holder's option, or by such other means as may become customary for the payment of interest on bank debentures.

     This Debenture is one of the Debentures of the Bank issued or issuable in one or more series under the provisions of a trust indenture (which indenture together with all instruments supplemental or ancillary thereto is herein referred to as the "Trust Indenture") dated as of February 1, 1978 between the Bank and The Royal Trust Company, as trustee (the "Trustee"). The 10% Debentures, Series 16, Due 2017 (herein sometimes referred to as the "Series 16 Debentures"), of which this is one, are limited to an aggregate principal amount of $100,000,000 in lawful money of Canada and mature on February 20, 2017.

     The Series 16 Debentures are direct unsecured obligations of the Bank and rank equally and rateably with all debentures of the Bank from time to time issued and outstanding under the Trust Indenture, the Trust Indenture dated as of April 26, 1984 and the Trust Indenture dated as of July 23, 1986 (collectively, the "Indentures"). The Indentures provide that in the event of the insolvency or winding-up of the Bank, the indebtedness evidenced by all debentures issued thereunder, including the Series 16

Debentures, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank except liabilities which by their terms rank in right of payment equally with or subordinate to indebtedness evidenced by all such debentures. Reference is made to the Trust Indenture for a further statement of the rights of the holders of Series 16 Debentures, of the Bank and of the Trustee and the terms and conditions upon which the Series 16 Debentures are issued and held, to all of which the holder of this Debenture, by acceptance hereof, assents.

     The Series 16 Debentures are not redeemable for any purpose prior to February 20, 2012. On or after February 20, 2012, subject to the prior approval of the Superintendent of Financial Institutions, the Series 16 Debentures may be redeemed, at the option of the Bank, in whole but not in part, on not less than 30 nor more than 60 days' notice, all as provided in the Trust Indenture, at the greater of 100% of the principal amount thereof or the Canada Yield Price (as defined in the Trust Indenture), plus accrued and unpaid interest to the date fixed for redemption.

     After February 20, 1997, the Bank, with the prior approval of the Superintendent of Financial Institutions, may purchase the Series 16 Debentures in the market or by tender or by private contract at any price.

     The Trust Indenture provides, among other things, for: (a) the acceleration of the maturity of this Series 16 Debenture in the case of an event of default (provided that the principal amount of this Series 16 Debenture shall in no event be payable before February 20, 1997) ; and (b) the holding of meetings of Debentureholders and for making binding on all Debentureholders certain decisions taken thereat.

     This Series 16 Debenture shall be transferable at the principal offices of the Trustee in any of the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary or Vancouver, and at such other places as may be designated from time to time by the Bank with the approval of the Trustee, and it may be transferred only by the registered holder hereof or his attorney duly authorized in writing.

     This Series 16 Debenture shall not become obligatory for any purpose until it shall have been certified by or on behalf of the Trustee.

     IN WITNESS WHEREOF this Series 16 Debenture has been duly executed, the corporate seal of the Bank affixed hereon and dated February 20, 1992.

BANK OF MONTREAL


By:                                     And:
    ---------------------------------        -----------------------------------
    Chairman                                 Secretary

                               (Form of Transfer)

     FOR VALUE RECEIVED, the undersigned hereby assign(s) and transfer(s) unto

________________________________________________________________________________
the within Debenture, together with the principal thereof and all accrued interest thereon, hereby irrevocably constituting and appointing

________________________________________________________________________________
attorney to transfer the said Debenture on the register maintained for that purpose with full power of substitution in the premises.

Dated
      -----------------

In the presence of


-------------------------------------   ----------------------------------------
                                        Signature

                         (Form of Trustee's Certificate)

                              TRUSTEE'S CERTIFICATE

     This Debenture is one of the Series 16 Debentures issued under the Trust Indenture within mentioned.

                                        THE ROYAL TRUST COMPANY
                                        Trustee


                                        By:
                                            ------------------------------------
                                            Authorized Officer

                                   FRENCH TEXT

                      LA PRESENTE NE CONSTITUE PAS UN DEPOT
                    ASSURE EN VERTU DE LA LOI SUR LA SOCIETE
                          D'ASSURANCE-DEPOTS DU CANADA

No 16R                                                             ____________$

                               BANQUE DE MONTREAL
                    (Constituee en vertu des lois du Canada)

                    DEBENTURE 10%, SERIE 16, ECHEANT EN 2017

          BANQUE DE MONTREAL (la <<Banque>>), pour valeur recue, reconnait par les presentes devoir et promet de payer a ou a ses ayants droit inscrits, le 20 fevrier 2017, le montant en capital de
                            DOLLARS (_________________$) en monnaie legale du
canada a toute succursale de la Banque au Canada, au choix du porteur, et de payer l'interet sur ce montant a compter de la plus tardive de la date des presentes ou de la derniere date de paiement d'interet a laquelle l'interet aura ete paye ou offert en paiement sur les debentures de la serie 16, jusqu'au parfait paiement de ce montant, en meme monnaie et aux memes endroits, au taux de 10 % par annee, avec interet au meme taux sur l'arriere d'interet, s'il y a lieu, payable annuellement et non a l'avance le 20 fevrier de chaque annee. Le premier paiement de l'interet s'effectuera le 20 fevrier 1993 et representera l'interet a compter de la date d'emission.

          Selon l'echeancier de l'interet (sauf lors du paiement a l'echeance de cette debenture, auquel cas le paiement de l'interet pourra, au gre de la Banque, etre effectue sur remise de la presente debenture), la Banque expediera par courrier affranchi a l'adresse inscrite du porteur de la presente, avant la date de paiement d'interet applicable, un cheque pour l'interet alors du tire sur la Banque et encaissable a toute succursale de la Banque au Canada, au gre du porteur, ou de toute autre maniere qui sera d'usage pour le paiement de l'interet sur des debentures de banque.

          Cette debenture est l'une des debentures de la Banque emises ou pouvant etre emises en une ou plusieurs series en vertu des dispositions d'un acte de fiducie (cet acte, ainsi que tous les actes supplementaires ou s'y rattachant, sont designes ci-apres l'<<acte de fiducie>>) intervenu en date du 1(er) fevrier 1978 entre la Banque et la Compagnie Trust Royal (designee ci-apres le <<fiduciaire>>) a titre de fiduciaire. Les debentures 10 %, serie 16, echeant en 2017 (quelquefois designees ci-apres les <<debentures de la serie 16>>), dont cette debenture fait partie, sont limitees a un montant en capital global de 100 000 000 $ en monnaie legale du Canada et viennent a echeance le 20 fevrier 2017.

          Les debentures de la serie 16 constituent des obligations directes non garanties de la Banque et ont egalite de rang avec toutes les debentures de la Banque emises et en circulation de temps a autres en vertu de l'acte de fiducie, de l'acte de fiducie en date du 26 avril 1984 et de l'acte de fiducie en date du 23 juillet 1986 (collectivement, les <<actes de fiducie>>). Les actes de fiducie prevoient qu'en cas d'insolvabilite ou de liquidation de la Banque, la dette constatee par toutes les debentures emises en vertu de ces actes, y compris les debentures de la serie 16, sera subordonnee, quant au droit de paiement, au paiement prealable integral de passif-depets de la Banque, sauf des elements de passif qui, de par leurs modalites, ont egalite de rang avec la dette constatee par toutes ces debentures ou sont subordonnes a celle-ci. Il y a lieu de se reporter a 1'acte de fiducie pour le detail des droits des porteurs de debentures de la serie 16 et ceux de la Banque et du fiduciaire et pour le detail des modalites en vertu desquelles les debentures de la serie 16 sont emises et detenues, A l'ensemble desquels le porteur de cette debenture consent par son acceptation des presentes.

          Les debentures de la serie 16 ne peuvent en aucun cas etre remboursees par anticipation avant le 20 fevrier 2012. A compter du 20 fevrier 2012 la Banque pourra, a son gre, sous reserve de I 'approbation prealable du Surintendant des institutions financieres, rembourser par anticipation la totalite mais non seulement une pantie des debentures de la serie 16, au moyen d'un avis d'au moins 30 jours et d'au plus 60 jours, ainsi qu'il est prevu a l'acte de fiducie, en payant 100% de leur montant en capital ou le prix du rendement des Obligations d'epargne du Canada (<<Canada Yield Price>>, tel que defini dans l'acte de fiducie), le plus eleve de ces montants etant a retenir, plus l'interet couru et impaye a la date fixee pour le remboursement par anticipation.

          Apres le 20 fevrier 1997, la Banque peut, avec l'approbation prealable du Surintendant des institutions financieres, acheter les debentures de la serie 16 sur le marche libre, par appel d'offres ou par convention privee, a quelque prix que ce soit.

          L'acte de fiducie prevoit, entre autres choses: (a) la decheance du terme de cette debenture de la serie 16 en cas de defaut (etant entendu que le montant en capital de cette debenture de la serie 16 n'est en aucun cas payable avant le 20 fevrier 1997); et (b) la tenue d'assemblees des porteurs de debentures et l'assujettissement de tous les porteurs de debentures a certaines decisions prises a ces assemblees.

          Cette debenture de la serie 16 est transferable a l'un ou l'autre des bureaux principaux du fiduciaire situes a Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary ou Vancouver, et a tels autres endroits que la Banque pourra designer de temps A autre avec l'approbation du fiduciaire, et ne peut etre transferee que par son porteur inscrit ou son fonde de pouvoir dument autorise par ecrit.

          Cette debenture de la serie 16 ne prend effet que lorsqu'elle est attestee par le fiduciaire ou en son nom.

          EN FOI DE QUOI, cette debenture de la serie 16 a ete dument Signee et le sceau de la Banque y a ete appose en date du 20 fevrier 1992.

BANQUE DE MONTREAL


Par:                                    Et:
     President du conseil                   Secretaire

                               (Form of Transfer)

          POUR VALEUR RECUE, le(s) soussigne(s) cede(nt) et transfere(nt) par les presentes a

________________________________________________________________________________
La Presente debenture ainsi que le montant en capital de celle-ci et tout interet couru sur celle-ci, constituant et nommant irrevocablement

________________________________________________________________________________
fonde de pouvoir, avec plein droit de de1egation des pouvoirs conferes, aux fins de transferer ladite debenture dans les registres tenus a cette fin.

Le
   ----------------------------------

En presence de


-------------------------------------   ----------------------------------------
                                        Signature

                         (Form of Trustee's Certificate)

                            ATTESTATION DU FIDUCIAIRE

          La presente debenture est une des debentures de la serie l6 emises en vertu de l'acte de fiducie.


                                        COMPAGNIE TRUST ROYAL
                                        Fiduciaire


                                        Par:
                                             -----------------------------------
                                             Dirigeant autorise

                                  ARTICLE FIVE

                                    Execution

     SECTION 5.01. Acceptance of Trust. The Trustee hereby accepts the trusts in this Fourteenth Supplemental Trust Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions herein and in the Original Trust Indenture set forth.

     SECTION 5.02. Counterparts and Formal Date. This Fourteenth Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of February 20, 1992.

     IN WITNESS WHEREOF the parties hereto have declared that, except as specifically provided herein, they have required that these presents and all other documents related hereto be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BANK OF MONTREAL - BANQUE DE MONTREAL


     By: (Signed) P.A. Blanar
                  Vice-President


     And: (Signed) G. Task
                   Assistant Secretary                                    (Seal)


THE ROYAL TRUST COMPANY - COMPAGNIE TRUST ROYAL


     By: (Signed) A. Meyer
                  Authorized Officer


     And: (Signed) Pierre Tremblay
                   Authorized Officer                                     (Seal)